



N E W S   R E L E A S E

Sun Life Financial completes acquisition of Bentall Kennedy Group

Sun Life Investment Management adds leading North American real estate investment
capabilities to institutional investment platform

TORONTO, ON – (September 1, 2015) – Sun Life Financial Inc. ("Sun Life Financial") (TSX: SLF)
(NYSE: SLF) and Bentall Kennedy Group ("Bentall Kennedy") announced today that Sun Life Financial
has completed the purchase of Bentall Kennedy, one of North America's largest real estate investment
advisors and providers of real estate services.

"Today, Sun Life Investment Management achieved a significant milestone, adding the premier real
estate investment expertise of Bentall Kennedy to our high calibre real estate and commercial mortgage
investment capabilities," said Steve Peacher, President, Sun Life Investment Management, and Chief
Investment Officer, Sun Life Financial. "This transaction continues to expand and diversify Sun Life
Financial's asset management pillar as part of our growth strategy, and further extends and strengthens
our offering to institutional investors seeking alternative asset classes."

With over 100 years of history, Bentall Kennedy is a leading real estate investment company serving a
global base of institutional clients and investors. Bentall Kennedy specializes in real estate investment
management and real estate services, including property management and leasing. As of June 30, 2015,
Bentall Kennedy had assets under management of approximately $28 billion and provided real estate
services across 91 million square feet of properties.

"We are excited about the additional capabilities and resources that Bentall Kennedy will have as a Sun
Life Investment Management company to further strengthen our North American real estate platform,"
said Gary Whitelaw, Group Chief Executive Officer of Bentall Kennedy. "We have seen overwhelmingly
positive response to this next step in our evolution from our clients, from our industry and from our
employees. We look forward to working together with our new Sun Life colleagues to continue to deliver
exceptional client service and consistently strong results."

Bentall Kennedy continues to be managed by its current team, led by Gary Whitelaw, who joins the Sun
Life Investment Management leadership team, reporting to Steve Peacher. Bentall Kennedy retains its
brand and will operate as a unit of Sun Life Investment Management, which provides investment services
to third parties and manages Sun Life Financial's general account assets. The two firms will combine their
real estate and commercial mortgage investment management teams to have approximately $48 billion in
assets under management, serving over 550 institutional clients and investors in these asset classes.

Bentall Kennedy's management team unanimously supports the transaction and is committed to
continuing top-tier service and strong client relationships. Bentall Kennedy's former institutional
shareholders, the British Columbia Investment Management Corporation (bcIMC) and the California
Public Employees' Retirement System (CalPERS) will continue as key clients of Bentall Kennedy under
Sun Life Financial's ownership.

RBC Capital Markets served as financial advisor and McCarthy Tétrault LLP as legal advisor to Sun Life Financial Inc. Hodes Weill Securities, LLC served as financial advisor, Alexander Capital as Canadian sub-advisor, and Davies Ward Phillips & Vineberg LLP as legal advisor to Bentall Kennedy.

Forward-looking Information
Certain statements in this news release are forward-looking, including the statement concerning bcIMC and CalPERS continuing as clients of Bentall Kennedy, which is predictive in nature and depends upon or refers to future events or conditions. Such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this news release represent our current expectations regarding future events and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions are difficult to predict. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release. Forward-looking statements are presented to assist investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements. Actual results could differ materially from those expressed in or implied by the forward-looking statements in this news release due to various risk factors. These risks all could have an impact on the business relationships of Sun Life Financial and Bentall Kennedy (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

Additional information about risk factors can be found in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2014 under the heading "Risk Factors" and other regulatory filings filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2015, the Sun Life Financial group of companies had total assets under management of $808 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About Sun Life Investment Management
Sun Life Investment Management is an institutional investment management arm of Sun Life Financial. Sun Life Investment Management includes the investment operations of Sun Life Assurance Company of Canada, Sun Life Investment Management Inc. in Canada, Ryan Labs Asset Management Inc. and Prime Advisors, Inc. in the United States, and Bentall Kennedy Group in North America. These Sun Life

Investment Management operations have combined third-party assets under management of over $50 billion, as of June 30, 2015.

About Bentall Kennedy Group
Bentall Kennedy is one of North America's largest real estate investment advisors and one of its foremost providers of real estate services. Bentall Kennedy is a recognized global leader in Responsible Property Investing, currently ranked first globally in its category in the Global Real Estate Sustainability Benchmark (GRESB) study, the broadest measure of governance quality and sustainability performance in the global real estate industry. Bentall Kennedy is a member of UN Principles for Responsible Investment (PRI) and has received the Energy Star Partner of The Year—Sustained Excellence Award for the past 5 years.

The GRESB benchmark, based in the Netherlands, is committed to assessing the sustainability performance of real estate portfolios around the globe. They conduct an annual survey that measures the ESG performance of listed and private property funds. The 2014 GRESB study included 637 participants covering 56,000 buildings with an aggregate value of US$2.1 trillion. The published report cites the organization and/or fund ranked first for each asset class; retail, industrial, office, residential, healthcare and hotels, and a diversified category in each of the following regions; North America, Europe, Asia, Australia and New Zealand. Bentall Kennedy ranked as the top performer among the 157 companies globally in the Diversified category, including all its asset classes. Bentall Kennedy was ranked as the top firm globally for the Diversified property type in the 2014 GRESB study.

The Energy Star Partner of the Year—Sustained Excellence Award is issued by Energy Star and recognizes Bentall Kennedy's continuous commitment to improve the energy performance of its real estate portfolio through the use of Energy Star tools and resources. Energy Star is a U.S. Environmental Protection Agency voluntary program, which was established in 1992. It promotes the adoption of energy efficient products, practices and services.

Note to editors: All figures in Canadian dollars unless stated otherwise.

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Sun Life Financial Media Relations Contact:
Joanna Nicholson
Senior Communications Specialist
Corporate Communications
Tel: +1-416-204-3779
joanna.nicholson@sunlife.com

Sun Life Financial Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
Tel: +1-416-979-6230
investor.relations@sunlife.com

Bentall Kennedy Media Relations Contact:
Shaun Little
Director
Corporate Communications
Tel: +1-416-681-2726
slittle@bentallkennedy.com